India Fund

Supplemental Proxy Information:
The Annual Meeting of the Stockholders of
 the Fund was held on June 14, 2001. The
following is a summary of the proposal
presented and the total number of shares voted:
Proposal:
 1. To elect the following Directors:
	Votes in	Votes
	Favor of	Against
Andrew McNally IV	 9,321,060	   1,048,171
John S.Y. Chu	10,281,679	       87,532
Frederick O. Robertshaw	 9,321,060	  1,048,171
Ronald E. Robison	 9,320,833	  1,048,398
Fergus Reid	 9,321,060	  1,048,171
Marie Joseph Raymond Lamusse	 10,281,906	  87,325